Exhibit 17.1
the
hunt
group
March 6, 2008
Mr. Bob Shaner
Chairman of the Board
Mobility Electronics, Inc.
[address]
Dear Bob:
Having served as a Board Member of Mobility since 1999, I have always prided myself in maintaining the best interests of Shareholders, the Board, Management and Employees of the company. Since the top structure of the company has materially changed over the past several months, I feel I can no longer contribute to the best interests of all parties due to philosophical differences. Therefore, it is in the best interest of all for me to resign. Accordingly, this letter confirms my oral resignation effective March 5, 2008.
In the end, the hallmark of successful companies is leadership, vision, professionalism and harmony at the top. I wish you, the board and management the best of luck in finding the right balance to capitalize on the market opportunities facing the company and restore shareholder value.
Sincerely yours,
/s/ Bill Hunt
William O. Hunt